Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176017

PROSPECTUS

4,338,750 Shares

Class A Common Stock

This prospectus relates to the resale by certain selling security holders of Cinedigm Digital Cinema Corp. (the “Company”) of 4,338,750 shares of our Class A common stock, par value $0.001 per share (the “Common Stock”), issued on July 7, 2011 in a private placement of Common Stock (the “Private Placement”).

The selling security holders may offer to sell the shares of Common Stock being offered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices, or at negotiated prices.

The shares of Common Stock are listed for trading on the Nasdaq Global Market (“Nasdaq”) under the symbol “CIDM”.  On August 16, 2011, the last reported sale price of the Common Stock on Nasdaq was $1.51 per share.

We will not receive any proceeds from the resale of shares of Common Stock by the selling security holders.  We will pay the expenses of this offering.

The Company currently has 5 effective Registration Statements on Form S-3 relating to the resale of its securities by various selling security holders, pursuant to which, to the best of the Company’s knowledge, 21,226,050 shares of Class A Common Stock remain available for resale.

See “Risk Factors” beginning on page 8 for a discussion of factors that you should consider before buying shares of the Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

August 16, 2011

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) utilizing a shelf registration process.  Under this shelf registration process, selling stockholders may, from time to time, offer and sell shares of the Common Stock pursuant to this prospectus.  It is important for you to read and consider all of the information contained in this prospectus and any applicable prospectus supplement before making a decision whether to invest in the Common Stock.  You should also read and consider the information contained in the documents that we have incorporated by reference as described in “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference” in this prospectus.

You should rely only on the information provided in this prospectus and any applicable prospectus supplement, including the information incorporated by reference.  We have not authorized anyone to provide you with additional or different information.  If anyone provides you with additional, different or inconsistent information, you should not rely on it.  We are not offering to sell or soliciting offers to buy, and will not sell, any securities in any jurisdiction where it is unlawful.  You should assume that the information contained in this prospectus or in any prospectus supplement, as well as information contained in a document that we have previously filed or in the future will file with the SEC and incorporate by reference in this prospectus or any prospectus supplement, is accurate only as of the date of this prospectus, the applicable prospectus supplement or the document containing that information, as the case may be.  Our financial condition, results of operations, cash flows or business may have changed since that date.

The Company currently has the following effective Registration Statements on Form S-3 relating to the resale of its securities by various selling security holders, pursuant to which, to the best of the Company’s knowledge, the following shares of Class A Common Stock remain available for resale: No. 333-136998, 66,344 shares; No. 333-146335, 1,570,266 shares; No. 333-150661, 320,807 shares; No. 333-153467, 1,320,000 shares; and No. 333-166061, 17,948,633 shares.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file periodic reports, proxy statements and other information relating to our business, financial and other matters with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov.  You may also read and copy any document we file with the SEC at, and obtain a copy of any such document by mail from, the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed charges.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its charges.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933 (the “Securities Act”) with respect to our securities described in this prospectus.  References to the “registration statement” or the “registration statement of which this prospectus is a part” mean the original registration statement and all amendments, including all schedules and exhibits.  This prospectus does not, and any prospectus supplement will not, contain all of the information in the registration statement because we have omitted parts of the registration statement in accordance with the rules of the SEC.  Please refer to the registration statement for any information in the registration statement that is not contained in this prospectus or a prospectus supplement.  The registration statement is available to the public over the Internet at the SEC’s web site described above and can be read and copied at the location described above.

Each statement made in this prospectus or any prospectus supplement concerning a document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a complete description of its provisions.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information contained in other documents filed separately with the SEC. This means that we can disclose important information to you by referring you to other documents filed with the SEC that contain such information. The information incorporated by reference is an important part of this prospectus and prospectus supplement. Information disclosed in documents that we file later with the SEC will automatically add to, update and change information previously disclosed. If there is additional information in a later filed document or a conflict or inconsistency between information in this prospectus or a prospectus supplement and information incorporated by reference from a later filed document, you should rely on the information in the later dated document.

We incorporate by reference the documents listed below (and the documents incorporated by reference therein) that we have previously filed, any documents that we may file after the date of this registration statement and prior to the effectiveness of this registration statement, and any documents that we may file in the future, with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offerings contemplated by this prospectus are completed:

•	our annual report on Form 10-K for the fiscal year ended March 31, 2011, filed with the SEC on June 14, 2011 (the “2011 Form 10-K”);
•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the SEC on August 12, 2011;
•	our current report on Form 8-K, dated June 24, 2011, filed with the SEC on June 24, 2011;
•	our current report on Form 8-K, dated July 7, 2011, filed with the SEC on July 7, 2011;
•	the description of our Class A common stock contained in our Registration Statement on Form 8-A (File No. 000-51910), filed with the SEC under Section 12 of the Exchange Act on April 12, 2006;
•
the description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A (File No. 001-31810), filed with the SEC under Section 12 of the Exchange Act on August 12, 2009;

•	the description of our Class A common stock contained in our amendment no. 1 on Form 8-A (File No. 001-31810), filed with the SEC under Section 12 of the Exchange Act on October 6, 2009;
•
the portions of our annual proxy statement relating to our annual meeting of stockholders dated August 5, 2011, filed with the SEC on July 29, 2011, that have been incorporated by reference into the 2011 Form 10-K; and

•
all documents subsequently filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered  have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Any statement made in this prospectus, a prospectus supplement or a document incorporated by reference in this prospectus or a prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus and any applicable prospectus supplement to the extent that a statement contained in an amendment to the registration statement, any subsequent prospectus supplement or in any other subsequently filed document incorporated by reference herein or therein adds, updates or changes that statement. Any statement so affected will not be deemed, except as so affected, to constitute a part of this prospectus or any applicable prospectus supplement.

You may obtain a copy of these filings, excluding exhibits (but including exhibits that are specifically incorporated by reference in any such filing), free of charge, by oral or written request directed to: Cinedigm Digital Cinema Corp., 55 Madison Avenue, Suite 300, Morristown, NJ 07960, Attention:  General Counsel, Telephone (973) 290-0080.

FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus or incorporated by reference into this prospectus constitute “forward-looking statements” within the meaning of the federal securities laws.  Forward-looking statements are based on current expectations and are indicated by words or phrases such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “plan,” “intend” or “anticipate” or the negative thereof or comparable terminology, or by discussion of strategy.  Forward-looking statements represent as of the date of this prospectus our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements and general industry and business conditions applicable to us.  Such forward-looking statements are based largely on our current expectations and are inherently subject to risks and uncertainties.  Our actual results could differ materially from those that are anticipated or projected as a result of certain risks and uncertainties, including, but not limited to, a number of factors, such as:

•	successful execution of our business strategy, particularly for new endeavors;
•	the performance of our targeted markets;
•	competitive product and pricing pressures;
•	changes in business relationships with our major customers;
•	successful integration of acquired businesses;
•	economic and market conditions;
•	the effect of our indebtedness on our financial condition and financial flexibility, including, but not limited to, the ability to obtain necessary financing for our business; and
•	the other risks and uncertainties that are described under “Risk Factors” and elsewhere in this prospectus and from time to time in our filings with the SEC.

Except as otherwise required to be disclosed in periodic and current reports required to be filed by public companies with the SEC pursuant to the SEC's rules, we have no duty to update these statements, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks and uncertainties, we cannot assure you that the forward-looking information contained in this prospectus will in fact transpire.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, any prospectus supplement and the documents incorporated by reference.  It does not contain all of the information that you should consider before making a decision to invest in the Common Stock.  You should read carefully the entire prospectus, any applicable prospectus supplement and the documents incorporated by reference, including “Risk Factors” and the Consolidated Financial Statements and Notes thereto included elsewhere or incorporated by reference in this prospectus or any prospectus supplement.

In this prospectus, “Cinedigm”, “we,” “us,” “our” and the “Company” refer to Cinedigm Digital Cinema Corp. and its subsidiaries unless the context otherwise requires.

OUR BUSINESS

OVERVIEW

Cinedigm Digital Cinema Corp. was incorporated in Delaware on March 31, 2000 (“Cinedigm”, and collectively with its subsidiaries, the “Company”).

The Company is a digital cinema services, software and content marketing and distribution company driving the conversion of the exhibition industry from film to digital technology.  The Company provides a digital cinema platform that combines technology solutions, financial advice and guidance, and software services to content owners and distributors and to movie exhibitors.  Cinedigm leverages this digital cinema platform with a series of business applications that utilize the platform to capitalize on the new business opportunities created by the transformation of movie theatres into networked entertainment centers.  The two main applications provided by Cinedigm include (i) its digital entertainment origination, marketing and distribution business focused on alternative content and independent film; and (ii) its operational and analytical software applications.  Historically, the conversion of an industry from analog to digital has created new revenue and growth opportunities as well as an opening for new players to emerge to capitalize on this technological shift.

During the quarter ended June 30, 2010, the Company modified how its decision makers review and allocate resources to operating segments, which resulted in revised reportable segments, but did not impact our consolidated financial position, results of operations or cash flows.  We realigned our focus to four primary businesses as follows: the first digital cinema deployment (“Phase I Deployment”), the second digital cinema deployment (“Phase II Deployment”), digital cinema services (“Services”) and media content and entertainment (“Content & Entertainment”).  The Company's Phase I Deployment and Phase II Deployment segments are the non-recourse, financing vehicles and administrators for the Company's digital cinema equipment (the “Systems”) installed in movie theatres nationwide.  The Company's Services segment provides services and support to the Phase I Deployment and Phase II Deployment segments as well as to other third party customers.  Included in these services are asset management services for a specified fee via service agreements with Phase I Deployment and Phase II Deployment; software license, maintenance and consulting services; and electronic content delivery services via satellite, hard drive and broadband to the motion picture industry.  These services primarily facilitate the conversion from analog (film) to digital cinema and have positioned the Company at what it believes to be the forefront of a rapidly developing industry relating to the delivery and management of digital cinema and other content to theatres and other remote venues worldwide.  The Company's Content & Entertainment segment provides content marketing and distribution services to alternative and independent film content owners and to theatrical exhibitors and in-theatre advertising.

Since June 2010, the Company has classified certain businesses as discontinued operations, including the motion picture exhibition to the general public (“Pavilion Theatre”) , information technology consulting services and managed network monitoring services (“Managed Services”), and hosting services and network access for other web hosting services (“Access Digital Server Assets”), which are all separate reporting units previously included in our former "Other" segment.   In August 2010, the Company sold both Managed Services and the Access Digital Server Assets. In May 2011, the Company completed the sale of certain assets and liabilities of the Pavilion Theatre and from that point forward, it will not be operated by the Company. Overall, the Company's goal is to aid in the transformation of movie theatres to entertainment centers by providing a platform of hardware, software and content choices.

OUR PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 55 Madison Avenue, Suite 300, Morristown, NJ 07960, and our telephone number there is (973) 290-0080.  Our e-mail address is info@cinedigm.com and our web site address is www.cinedigm.com.  Information accessed on or through our web site does not constitute a part of this prospectus.

THE OFFERING

Class A common stock offered by selling security holders	4,338,750 shares (1)

Common stock equivalents presently outstanding	37,301,295 shares (2)

Common stock equivalents to be outstanding immediately after this offering	37,301,295 shares (2)

Use of proceeds	We will not receive any proceeds from the resale of shares of Common Stock by the selling security holders.

Nasdaq symbol	CIDM

(1)
This prospectus relates to the resale by certain selling security holders of the Company of 4,338,750 shares of  Common Stock issued on July 7, 2011 in the Private Placement.  In connection with the Private Placement, we also agreed to register the resale of the shares of Class A Common Stock issued thereunder, resulting in the offering under this prospectus.  The selling security holders may offer to sell the shares of Common Stock being offered by this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices, or at negotiated prices.  Please see “Plan of Distribution” in this prospectus for a detailed explanation of how the shares of Common Stock may be sold.

(2)
Reflects (a) 37,276,295 outstanding shares of Class A common stock as of July 18, 2011 and (b) 25,000 outstanding shares of our Class B common Stock, par value $0.001 per share (“Class B Common Stock”), as of July 18, 2011, which are convertible into 25,000 shares of Class A Common Stock.

This prospectus contains our trademarks, tradenames and servicemarks and also contains certain trademarks, tradenames and servicemarks of other parties.

_________________

RISK FACTORS

An investment in our securities involves a high degree of risk and uncertainty.  You should carefully consider the risks described below and in any prospectus supplement before deciding to invest in our securities.  The risks described below are not the only ones facing our company.  Additional risks not presently known to us or that we presently consider immaterial may also adversely affect our company.  If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially adversely affected.  In that case, the trading price of our securities could decline, and you could lose all or part or your investment.  In assessing these risks, you should also refer to the other information included or incorporated by reference in this prospectus, including the consolidated financial statements and notes thereto of our company included elsewhere in this prospectus.

An inability to obtain necessary financing may have a material adverse effect on our financial position, operations and prospects if unanticipated capital needs arise.

Our capital requirements may vary significantly from what we currently project and be affected by unforeseen delays and expenses.  We may experience problems, delays, expenses and difficulties frequently encountered by similarly-situated companies, as well as difficulties as a result of changes in economic, regulatory or competitive conditions.  If we encounter any of these problems or difficulties or have underestimated our operating losses or capital requirements, we may require significantly more financing than we currently anticipate.  We cannot assure you that we will be able to obtain any required additional financing on terms acceptable to us, if at all.  An inability to obtain necessary financing could have a material adverse effect on our financial position, operations and prospects.  Our credit agreement (the “Credit Agreement”) with Société Générale (“SG”) and General Electric Capital Corporation (“GECC”) contains certain restrictive covenants that restrict our indirect subsidiary, Cinedigm Digital Funding I, LLC (“CDF I”) and its subsidiaries from making certain capital expenditures, incurring other indebtedness, engaging in a new line of business, selling certain assets, acquiring, consolidating with, or merging with or into other companies and entering into transactions with affiliates and is non-recourse to the Company and our subsidiaries.  In August 2009, the Company entered into the Sageview Purchase Agreement pursuant to which the Company issued the 2009 Note in the aggregate principal amount of $75.0 million, which was later amended and restated on May 6, 2010 (as so amended and restated, the “2010 Note”).  The 2010 Note restricts the Company and its subsidiaries from incurring other indebtedness (with certain specified exceptions), creating or acquiring subsidiaries which do not guarantee such notes, making certain investments and modifying authorized capital. Our indirect subsidiary, Access Digital Cinema Phase 2 B/AIX Corp. (“Phase 2 B/AIX”) has entered into several credit agreements with KBC Bank NV ("KBC") pursuant to which KBC has financed the acquisition of digital cinema systems from Barco, Inc. to be installed at various theatre locations.  The agreements with KBC restrict Phase 2 B/AIX from incurring liens, disposing of certain assets outside the ordinary course of business, merging or consolidating with other entities, changing its line of business and making payments (including dividends) to affiliates.  The obligations to KBC are non-recourse to the Company and its subsidiaries other than Phase 2 B/AIX.

We face the risks of doing business in new and rapidly evolving markets and may not be able successfully to address such risks and achieve acceptable levels of success or profits.

We have encountered and will continue to encounter the challenges, uncertainties and difficulties frequently experienced in new and rapidly evolving markets, including:

•	limited operating experience;

•	net losses;

•	lack of sufficient customers or loss of significant customers;

•	insufficient revenues and cash flow to be self-sustaining;

•	necessary capital expenditures;

•	an unproven business model;

•	a changing business focus; and

•	difficulties in managing potentially rapid growth.

This is particularly the case with respect to our businesses with less operating history.  We cannot assure you that we will ever be successful or profitable.

If the current digital technology changes, demand for DMS’ delivery systems and software may be reduced and if use of the current digital presentation requiring electronic delivery does not expand, DMS’ business will not experience growth.

Even though we are among the first to integrate software and systems for the delivery of digital content to movie theatres and other venues, there can be no assurance that we will succeed in gaining sufficient business from certain major movie studios or providers of alternative digital content that currently rely on traditional distribution networks to provide physical delivery of digital files will quickly adopt a different method, particularly electronic delivery, of distributing digital content to movie theatres or other venues or that those major movie studios or content providers that currently utilize electronic delivery to distribute digital content will continue to do so. If the development of digital presentations and changes in the way digital files are delivered does not continue to occur, the demand for DMS’ delivery systems and software will not grow and if new technology is developed which is adopted by major movie studios or providers of alternative digital content, there may be reduced demand for DMS’ delivery systems and software.

If we do not respond to future advances in technology and changes in customer demands, our financial position, prospects and results of operations may be adversely affected.

The demand for our digital media delivery services and entertainment software will be affected, in large part, by future advances in technology and changes in customer demands.  Our success will also depend on our ability to address the increasingly sophisticated and varied needs of our existing and prospective customers.

We cannot assure you that there will be a continued demand for the digital cinema software and delivery services provided by DMS.  DMS’ profitability depends largely upon the continued expansion of digital presentations at theatres.  Although we have has entered into digital cinema deployment agreements with various motion picture studios, there can be no assurance that these and other major movie studios which are in part relying on traditional distribution networks to provide physical delivery of digital files will utilize our distribution technology.  If the development of digital presentations and changes in the way digital files are delivered does not continue to occur, there may be reduced demand or market for DMS’ software and systems.

We expect competition to be intense: if we are unable to compete successfully, our business and results of operations will be seriously harmed.

The markets for the managed services business, the digital cinema business and the content distribution and marketing business, although relatively new, are competitive, evolving and subject to rapid technological and other changes.  We expect the intensity of competition in each of these areas to increase in the future.  Companies willing to expend the necessary capital to create facilities and/or software similar to ours may compete with our business.  Increased competition may result in reduced revenues and/or margins and loss of market share, any of which could seriously harm our business.  In order to compete effectively in each of these fields, we must differentiate ourselves from competitors.

Many of our current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than us, which may permit them to adopt aggressive pricing policies.  As a result, we may suffer from pricing pressures that could adversely affect our ability to generate revenues and our results of operations.  Many of our competitors also have significantly greater name and brand recognition and a larger customer base than us.  We may not be able to compete successfully with our competitors.  If we are unable to compete successfully, our business and results of operations will be seriously harmed.

Our plan to acquire additional businesses involves risks, including our inability to successfully complete an acquisition, our assumption of liabilities, dilution of your investment and significant costs.

Although there are no acquisitions identified by us as probable at this time, we may make further acquisitions of similar or complementary businesses or assets.  Even if we identify appropriate acquisition candidates, we may be unable to negotiate successfully the terms of the acquisitions, finance them, integrate the acquired business into our then existing business and/or attract and retain customers.  We are also subject to limitations on our ability to make acquisitions pursuant to the 2010 Note.  Completing an acquisition and integrating an acquired business, may require a significant diversion of management time and resources and involves assuming new liabilities.  Any acquisition also involves the risks that the assets acquired may prove less valuable than expected and/or that we may assume unknown or unexpected liabilities, costs and problems.  If we make one or more significant acquisitions in which the consideration consists of our capital stock, your equity interest in our company could be diluted, perhaps significantly.  If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, or obtain additional financing to consummate them.

Our previous acquisitions involve risks, including our inability to integrate successfully the new businesses and our assumption of certain liabilities.

We have made several meaningful acquisitions to expand into new business areas.  In July 2006, we acquired all of the capital stock of USM and in January 2007, the Company, through its wholly-owned subsidiary, CEG, purchased substantially all of the assets of BP/KTF, LLC.  We cannot assure you that we will be able to effectively market the services provided by USM and CEG.  Our acquisition of these businesses and assets also involves the risks that the businesses and assets acquired may prove to be less valuable than we expected and/or that we may assume unknown or unexpected liabilities, costs and problems.  In addition, we assumed certain liabilities in connection with these acquisitions and we cannot assure you that we will be able to satisfy adequately such assumed liabilities.  Other companies that offer similar products and services may be able to market and sell their products and services more cost-effectively than we can.

If we do not manage our growth, our business will be harmed.

We may not be successful in managing our rapid growth.  Since November 2003, we have acquired several businesses including most recently the acquisitions of USM and CEG.  The number of our employees has grown from 11 in March 2003 to 193 in March 2011, excluding employees in our discontinued operations.  Past growth has placed, and future growth will continue to place, significant challenges on our management and resources, related to the successful integration of the newly acquired businesses.  To manage the expected growth of our operations, we will need to improve our existing, and implement new, operational and financial systems, procedures and controls.  We may also need to expand our finance, administrative, client services and operations staffs and train and manage our growing employee base effectively.  Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. Our business, results of operations and financial position will suffer if we do not effectively manage our growth.

If we are not successful in protecting our intellectual property, our business will suffer.

We depend heavily on technology to operate our business.  Our success depends on protecting our intellectual property, which is one of our most important assets.  We have intellectual property consisting of:

•	licensable software products;

•	rights to certain domain names;

•	registered service marks on certain names and phrases;

•	various unregistered trademarks and service marks;

•	know-how;

•	rights to certain logos; and

•	a pending patent application with respect to certain of our software.

If we do not adequately protect our intellectual property, our business, financial position and results of operations would be harmed.  Our means of protecting our intellectual property may not be adequate.  Unauthorized parties may attempt to copy aspects of our intellectual property or to obtain and use information that we regard as proprietary.  In addition, competitors may be able to devise methods of competing with our business that are not covered by our intellectual property.  Our competitors may independently develop similar technology, duplicate our technology or design around any intellectual property that we may obtain.

The success of some of our business operations depends on the proprietary nature of certain software.  We do not, however, have patents with respect to much of our software.  Because there is no patent protection in respect of much of our software, other companies are not prevented from developing and marketing similar software.  We cannot assure you, therefore, that we will not face more competitors or that we can compete effectively against any companies that develop similar software.  We also cannot assure you that we can compete effectively or not suffer from pricing pressure with respect to our existing and developing products that could adversely affect our ability to generate revenues.  Further, our pending patent application may not be issued and if issued may not be broad enough to protect our rights, or if such patent is issued such patent could be successfully challenged.

Although we hold rights to various web domain names, regulatory bodies in the United States and abroad could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names.  The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear.  We may be unable to prevent third parties from acquiring domain names that are similar to or diminish the value of our proprietary rights.

Our substantial debt and lease obligations could impair our financial flexibility and restrict our business significantly.

We now have, and will continue to have, significant debt obligations.  We had notes payable to third parties with principal amounts aggregating $270.9 million as of March 31, 2011, of which $192.6 million was non-recourse and not guaranteed by the Company or its other subsidiaries, other than Phase 1 DC, CDF I and Phase 2 DC.

We also had capital lease obligations covering facilities and computer network equipment with principal amounts of $0.1 million as of March 31, 2011. In May 2011, the Company completed the sale of certain assets and liabilities of the Pavilion Theatre and from that point forward, it will not be operated by the Company. The Company has remained the primary obligator on the Pavilion capital lease and therefore, the capital lease obligation, which aggregates $5.6 million, and the related assets under the capital lease will remain with the Company subsequent to March 31, 2011. In conjunction with the sale, the Company entered into a sublease agreement with the third party purchaser to sublet the Pavilion Theatre and the Company expects to account for the sublease as an operating lease.

In May 2010, we issued the 2010 Note in the aggregate principal amount of $75.0 million.  Additionally, CDF I, our indirect wholly-owned subsidiary that is intended to be a special purpose, bankruptcy remote entity, has entered into the Credit Agreement, pursuant to which it borrowed $172.5 million.  As of March 31, 2011, the principal balance under the Credit Agreement was $147.4 million.  The obligations and restrictions under the Credit Agreement, the 2010 Note and our other debt obligations could have important consequences for us, including:

•	limiting our ability to obtain necessary financing in the future;

•
requiring us to dedicate a substantial portion of our cash flow to payments on our debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements or expansion of our business;

•	limiting our ability to pay dividends to our shareholders;

•	making us more vulnerable to a downturn in our business and limiting our flexibility to plan for, or react to, changes in our business; and

•	placing us at a competitive disadvantage compared to competitors that might have stronger balance sheets or better access to capital by, for example, limiting our ability to enter into new markets.

If we are unable to meet our lease and debt obligations, we could be forced to restructure or refinance our obligations, to seek additional equity financing or to sell assets, which we may not be able to do on satisfactory terms or at all.  As a result, we could default on those obligations and in the event of such default, our lenders could accelerate our debt or take other actions that could restrict our operations.

The foregoing risks would be intensified to the extent we borrow additional money or incur additional debt.

The agreements governing the financing of our Phase I Deployment and our issuance of the 2010 Note impose certain limitations on us.

The agreement governing the financing of our Phase I Deployment restricts the ability of Phase 1 DC and its existing and future subsidiaries to, among other things:

•	make certain capital expenditures and investments;

•	incur other indebtedness or liens;

•	engage in a new line of business;

•	sell assets;

•	pay dividends or make distributions to shareholders;

•	acquire, consolidate with, or merge with or into other companies; and

•	enter into transactions with affiliates.

The agreements governing our issuance of the 2010 Note in May 2010 restrict the ability of the Company and its subsidiaries, subject to certain exceptions, to, among other things:

•	incur other indebtedness or liens;

•	create or acquire subsidiaries which do not guarantee the notes;

•	make certain investments;

•	amend certain agreements;

•	pay dividends; and

•	modify authorized capital.

We may not be able to generate the amount of cash needed to fund our future operations.

Our ability either to make payments on or to refinance our indebtedness, or to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future.  Our ability to generate cash is in part subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations, subsequent borrowings and Credit Agreement terms will be adequate to meet our future liquidity needs through at least March 31, 2012.  Significant assumptions underlie this belief, including, among other things, that there will be no material adverse developments in our business, liquidity or capital requirements.  If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as:

•	reducing capital expenditures;

•	reducing research and development efforts;

•	selling assets;

•	restructuring or refinancing our remaining indebtedness; and

•	seeking additional funding.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that we will be able to make future borrowings in amounts sufficient to enable us to pay the principal and interest on our current indebtedness or to fund our other liquidity needs.  We may need to refinance all or a portion of our indebtedness on or before maturity.  We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We have incurred losses since our inception.

We have incurred losses since our inception in March 2000 and have financed our operations principally through equity investments and borrowings.  As of March 31, 2011, we working capital, defined as current assets less current liabilities, of $1.1 million and cash and cash equivalents, investment securities and restricted cash totaling $23.0 million; we had an accumulated deficit of $197.6 million and, from inception through such date, and we had provided $40.2 million in cash for operating activities.  However, our net losses are likely to continue for the foreseeable future.

Our ability to become profitable is dependent upon us achieving a sufficient volume of business from our customers.  If we cannot achieve a high enough volume, we likely will incur additional net and operating losses.  We may be unable to continue our business as presently conducted unless we obtain funds from additional financings.

Our net losses and cash outflows may increase as and to the extent that we increase the size of our business operations, increase the purchases of Systems for Phase 1 DC’s Phase I Deployment or Phase 2 DC’s Phase II Deployment, increase our sales and marketing activities, enlarge our customer support and professional services and acquire additional businesses.  These efforts may prove to be more expensive than we currently anticipate which could further increase our losses.  We must significantly increase our revenues in order to become profitable.  We cannot reliably predict when, or if, we will become profitable.  Even if we achieve profitability, we may not be able to sustain it.  If we cannot generate operating income or positive cash flows in the future, we will be unable to meet our working capital requirements.

Many of our corporate actions may be controlled by our officers, directors and principal stockholders; these actions may benefit these principal stockholders more than our other stockholders.

As of July 18, 2011 our directors, executive officers and principal stockholders, those known by the Company to beneficially own more than 5% of the outstanding shares of the Company's Common Stock, beneficially own, directly or indirectly, in the aggregate, approximately 48.9% of our outstanding common stock.  In particular, Chris McGurk, our Chairman and Chief Executive Officer, owns 199,615 shares of Class A Common Stock and has stock options to purchase 4,500,000 shares of Class A Common Stock. Such options will vest in thirds starting in December 2012 and finishing in December 2014. If all the options were exercised, Mr. McGurk would own 4,699,615 shares or approximately 11.2% of the then-outstanding Class A Common Stock. Also, Adam Mizel, our Chief Financial Officer and Chief Strategy Officer, owns 1,623,297 shares of Class A Common Stock and has stock options to purchase 450,000 shares of Class A Common Stock.  Such options will vest in August 2012.  If all the options were exercised, Mr. Mizel would own 2,073,297 shares or approximately 5.5% of the then-outstanding Class A Common Stock. In addition, Sageview owns warrants to purchase 16,000,000 shares of Class A Common Stock. If such warrants are exercised, Sageview would own approximately 30.1% of the then-outstanding Class A Common Stock.  Sageview is also currently entitled to nominate two members to our board of directors (with such nomination right subject to reduction or elimination under certain circumstances).

These stockholders will have significant influence over our business affairs, with the ability to control matters requiring approval by our security holders, including elections of directors and approvals of mergers or other business combinations.  Also, certain corporate actions directed by our officers may not necessarily inure to the proportional benefit of other stockholders of our company.

Our success will significantly depend on our ability to hire and retain key personnel.

Our success will depend in significant part upon the continued services of our key technical, sales and senior management personnel.  If we lose one or more of our key employees, we may not be able to find a suitable replacement(s) and our business and results of operations could be adversely affected.  In addition, our future success will depend upon our ability to hire, train, integrate and retain qualified new employees.

If the market price of our Common Stock declines, we may not be able to maintain our listing on the Nasdaq Global Market which may impair our financial flexibility and restrict our business significantly.

The stock markets have experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies that may be unrelated or disproportionate to the operating results of such companies. These broad market movements may adversely affect the market price of the Common Stock.  The Common Stock is presently listed on Nasdaq.  Although we are not currently in jeopardy of delisting, we cannot assure you that we will meet the criteria for continued listing and our Common Stock could become delisted.  Any such delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the loss of confidence in our financial stability by suppliers, customers and employees. If the Common Stock is delisted from Nasdaq, we may face a lengthy process to re-list the Common Stock, if we are able to re-list the Common Stock at all, and the liquidity that Nasdaq provides will no longer be available to investors.

If the Common Stock were to be delisted from Nasdaq, it could, under certain circumstances, be deemed to be a change of control in the Company and, as a result, the holders of the 2010 Note would have the right to require the Company redeem the outstanding principal of the 2010 Note. As a result, we could be forced to restructure or refinance our obligations, to seek additional equity financing or to sell assets, which we may not be able to do on satisfactory terms or at all. If we default under the 2010 Note obligations, our lenders could take actions that would restrict our operations.

While we believe we currently have effective internal control over financial reporting, we are required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the accompanying rules and regulations promulgated by the SEC to implement it required us to include in our Form 10-K annual reports by our management and independent auditors regarding the effectiveness of our internal control over financial reporting. The reports included, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. These assessments did not result in the disclosure of any material weaknesses in our internal control over financial reporting identified by management. During this process, if our management identified one or more material weaknesses in our internal control over financial reporting that cannot be remediated in a timely manner, we would not be unable to assert such internal control as effective. While we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions, and, as a result, the degree of compliance of our internal control over financial reporting with the applicable policies or procedures may deteriorate. If, in the future, we are unable to conclude that our internal control over financial reporting is effective (or if our independent auditors disagree with our conclusion), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

New technologies may make our Digital Cinema Assets less desirable to motion picture studios or exhibitors of digital content and result in decreasing revenues.

The demand for our Systems and other assets in connection with our digital cinema business (collectively, our “Digital Cinema Assets”) may be affected by future advances in technology and changes in customer demands.  We cannot assure you that there will be continued demand for our Digital Cinema Assets.  Our profitability depends largely upon the continued use of digital presentations at theatres.  Although we have entered into long term agreements with major motion picture studios and independent studios (the “Studio Agreements”), there can be no assurance that these studios will continue to distribute digital content to movie theatres.  If the development of digital presentations and changes in the way digital files are delivered does not continue or technology is used that is not compatible with our Systems, there may be no viable market for our Systems.  Any reduction in the use of our Systems resulting from the development and deployment of new technology may negatively impact our revenues and the value of our Systems.

We have concentration in our business with respect to our major motion picture studio customers, and the loss of one or more of our largest studio customers could have a material adverse effect on us.

Our Studio Agreements account for a significant portion of our revenues.  Together these studios generated 87%, 62%, 29%, 68%, 39% and 61% of Phase 1 DC’s, Phase 2 DC’s, Software’s, AccessDM’s, the Services segment’s, and our consolidated revenues, respectively, for the fiscal year ended March 31, 2011.

The Studio Agreements are critical to our business.  If some of the Studio Agreements were terminated prior to the end of their terms or found to be unenforceable, or if our Systems are not upgraded or enhanced as necessary, or if we had a material failure of our Systems, it may have a material adverse effect on our revenue, profitability, financial condition and cash flows.  The Studio Agreements also generally provide that the VPF rates and other material terms of the agreements may not be more favorable to one studio as compared to the others.

Termination of the MLAs could damage our revenue and profitability.

The master license agreements with each of our licensed exhibitors (the “MLAs”) are critical to our business. The MLAs each have a term which expires in 2020 through 2022 and provide the exhibitor with an option to purchase our Systems or to renew for successive one year periods up to ten years thereafter. The MLAs also require our suppliers to upgrade our Systems when technology necessary for compliance with DCI Specification becomes commercially available and we may determine to enhance the Systems which may require additional capital expenditures.  If any one of the MLAs were terminated prior to the end of its term, not renewed at its expiration or found to be unenforceable, or if our Systems are not upgraded or enhanced as necessary, it would have a material adverse effect on our revenue, profitability, financial condition and cash flows.

We have concentration in our business with respect to our major licensed exhibitors, and the loss of one or more of our largest exhibitors could have a material adverse effect on us.

Over 56% of Phase 1 DC’s Systems are in theatres owned or operated by one large exhibitor.  The loss of this exhibitor or another of our major licensed exhibitors could have a negative impact on the aggregate receipt of VPF revenues as a result of the loss of any associated MLAs.  Although we do not receive revenues from licensed exhibitors and we have attempted to limit our licenses to only those theatres which we believe are successful, each MLA with our licensed exhibitors is important, depending on the number of screens, to our business since VPF revenues are generated based on screen turnover at theatres.  If the MLA with a significant exhibitor was terminated prior to the end of its term, it would have a material adverse effect on our revenue, profitability, financial condition and cash flows.  There can be no guarantee that the MLAs with our licensed exhibitors will not be terminated prior to the end of its term.

We depend on a limited number of suppliers for our Systems, and any delay in supply could affect our ability to grow.

We currently purchase Systems from a limited number of suppliers for our Systems in our Phase II Deployment. The inability to obtain certain components on a timely basis would limit our ability to complete installation of such Systems in a timely manner and would affect the amount of future revenues.

An increase in the use of alternative film distribution channels and other competing forms of entertainment could drive down movie theatre attendance, which, if causing significant theatre closures or a substantial decline in motion picture production, may lead to reductions in our revenues.

Various exhibitor chains which are the Company’s distributors face competition for patrons from a number of alternative motion picture distribution channels, such as DVD, network and syndicated television, video on-demand, pay-per-view television and downloading utilizing the internet.  These exhibitor chains also compete with other forms of entertainment competing for patrons’ leisure time and disposable income such as concerts, amusement parks and sporting events.  An increase in popularity of these alternative film distribution channels and competing forms of entertainment could drive down movie theatre attendance and potentially cause certain of our exhibitors to close their theatres for extended periods of time.
Significant theatre closures could in turn have a negative impact on the aggregate receipt of our VPF revenues, which in turn may have a material adverse effect on our business and ability to service our debt.

An increase in the use of alternative film distribution channels could also cause the overall production of motion pictures to decline, which, if substantial, could have an adverse effect on the businesses of the major studios with which we have Studio Agreements.  A decline in the businesses of the major studios could in turn force the termination of certain Studio Agreements prior to the end of their terms. The Studio Agreements with each of the major studios are critical to our business, and their early termination may have a material adverse effect on our revenue, profitability, financial condition and cash flows.

The acquisition restrictions contained in our certificate of incorporation and our Tax Benefit Preservation Plan, which are intended to help preserve our net operating losses, may not be effective or may have unintended negative effects.

We have experienced, and may continue to experience, substantial operating losses, and under Section 382 of the Internal Revenue Code of 1986, as amended ("Section 382"), and rules promulgated by the Internal Revenue

Service, we may "carry forward" these net operating losses (“NOLs”) in certain circumstances to offset any current and future earnings and thus reduce our federal income tax liability, subject to certain requirements and restrictions.  To the extent that the NOLs do not otherwise become limited, we believe that we will be able to carry forward a significant amount of the NOLs, and therefore these NOLs could be a substantial asset to us.  If, however, we experience a Section 382 ownership change, our ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

To reduce the likelihood of an ownership change, we have established acquisition restrictions in our certificate of incorporation and our board of directors (the "Board") adopted a tax benefit preservation plan (the "Tax Benefit Preservation Plan"). The Tax Benefit Preservation Plan is designed to protect shareholder value by attempting to protect against a limitation on our ability to use our existing NOLs. The acquisition restrictions in our certificate of incorporation are also intended to restrict certain acquisitions of our common stock to help preserve our ability to utilize our NOLs by avoiding the limitations imposed by Section 382 and the related Treasury regulations. The acquisition restrictions and the Tax Benefit Preservation Plan are generally designed to restrict or deter direct and indirect acquisitions of our common stock if such acquisition would result in a shareholder becoming a “5-percent shareholder” (as defined by Section 382 and the related Treasury regulations) or increase the percentage ownership of Cinedigm stock that is treated as owned by an existing 5-percent shareholder.

Although the acquisition restrictions and the Tax Benefit Preservation Plan are intended to reduce the likelihood of an ownership change that could adversely affect us, we can give no assurance that such restrictions would prevent all transfers that could result in such an ownership change. In particular, we have been advised by our counsel that, absent a court determination, there can be no assurance that the acquisition restrictions will be enforceable against all of our shareholders, and that they may be subject to challenge on equitable grounds. In particular, it is possible that the acquisition restrictions may not be enforceable against the shareholders who voted against or abstained from voting on the restrictions at our 2009 annual meeting of stockholders.

Under certain circumstances, our Board may determine it is in the best interest of the Company to exempt certain 5-percent shareholders from the operation of the acquisition restrictions or the Tax Benefit Preservation Plan, if a proposed transaction is determined not to be detrimental to the Company’s utilization of its NOLs.

The acquisition restrictions and Tax Benefit Preservation Plan also require any person attempting to become a holder of 5% or more of our common stock, as determined under Section 382, to seek the approval of our Board. This may have an unintended “anti-takeover” effect because our Board may be able to prevent any future takeover. Similarly, any limits on the amount of stock that a stockholder may own could have the effect of making it more difficult for stockholders to replace current management. Additionally, because the acquisition restrictions and the Tax Benefit Preservation Plan have the effect of restricting a stockholder’s ability to dispose of or acquire our common stock, the liquidity and market value of our Class A Common Stock might suffer. The Tax Benefit Preservation Plan will remain in effect until the earlier of (a) August 10, 2012, or (b) such other date as our Board in good faith determines it is no longer in the best interests of Cinedigm and its stockholders. The acquisition restrictions may be waived by our Board. Stockholders are advised to monitor carefully their ownership of our common stock and consult their own legal advisors and/or Cinedigm to determine whether their ownership of our common stock approaches the proscribed level.

The occurrence of various events may adversely affect the ability of the Company to fully utilize NOLs.

The Company has a substantial amount of NOLs for U.S. federal income tax purposes that are available both currently and in the future to offset taxable income and gains. Events outside of our control may cause us to experience a Section 382 ownership change, and limit our ability to fully utilize such NOLs.

In general, an ownership change occurs when, as of any testing date, the percentage of stock of a corporation owned by one or more “5-percent shareholders,” as defined in the Section 382 and the related Treasury regulations, has increased by more than 50 percentage points over the lowest percentage of stock of the corporation owned by such shareholders at any time during the three-year period preceding such date. In general, persons who own 5% or more of a corporation’s stock are 5-percent shareholders, and all other persons who own less than 5% of a corporation’s stock are treated, together, as a single, public group 5-percent shareholder, regardless of whether they own an aggregate of 5% or more of a corporation’s stock. If a corporation experiences an ownership change, it is generally subject to an annual limitation, which limits its ability to use its NOLs to an amount equal to the equity value of the corporation multiplied by the federal long-term tax-exempt rate.

If we were to experience an ownership change, we could potentially have, in the future, higher U.S. federal income tax liabilities than we would otherwise have had and it may also result in certain other adverse consequences to us. Therefore, we have adopted the Tax Benefit Preservation Plan and the acquisition restrictions set forth in Article Fourth of our certificate of incorporation in order to reduce the likelihood that we will experience an ownership change under Section 382. There can be no assurance, however, that these efforts will deter or prevent the occurrence of an ownership change and the adverse consequences that may arise therefrom, as described above under the risk factor titled “The acquisition restrictions contained in our certificate of incorporation and our Tax Benefit Preservation Plan, which are intended to help preserve our net operating losses, may not be effective or may have unintended negative effects.”

Our revenues and earnings are subject to market downturns.

Our revenues and earnings may fluctuate significantly in the future.  General economic or other conditions could cause a downturn in the market for our Systems or technology.  Financial markets in the United States and around the world experienced extreme disruption in the second half of 2008 and much of 2009, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining values of others. The global economy was in a recession. In 2010, the global economy began a gradual recovery from the significant downturn in the second half of 2008 and all of 2009, which is expected to continue at a gradual pace in 2011.  While stabilization appears to have begun, the global economy remains fragile. However, the financial industry disruption may result in our inability to refinance our outstanding debt obligations or to finance our Phase II Deployment, or in the inability of our studios, exhibitors or other customers to obtain credit to finance operations; a slowdown in global economies which could result in lower consumer demand for films; counterparty failures negatively impacting our interest rate swaps; or increased impairments of our assets.  The current volatility in the financial markets and overall economic uncertainty increase the risk of substantial quarterly and annual fluctuations in our earnings.  Any of these factors could have a material adverse affect on our business, results of operations and could result in significant additional dilution to shareholders.

Economic conditions could materially adversely affect the Company.

The Company’s operations and performance could be influenced by worldwide economic conditions.  Uncertainty about current global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for the Company’s products and services.  Other factors that could influence demand include continuing increases in fuel and other energy costs, conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence, and other macroeconomic factors affecting consumer spending behavior.  These and other economic factors could have a material adverse effect on demand for the Company’s products and services and on the Company’s financial condition and operating results.  Uncertainty about current global economic conditions could also continue to increase the volatility of the Company’s stock price.

The continued threat of terrorism and ongoing military and other actions may result in decreases in our net income, revenue and assets under management and may adversely affect our business.

The continued threat of terrorism, both within the United States of America and abroad, and the ongoing military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and declines in the capital markets in the United States of America, Europe and elsewhere, loss of life, property damage, additional disruptions to commerce and reduced economic activity.  An actual terrorist attack could cause losses from a decrease in our business.

The war on terrorism, the threat of additional terrorist attacks, the political and the economic uncertainties that may result and other unforeseen events may impose additional risks upon and adversely affect the cinema industry and our business.  We cannot offer assurances that the threats of future terrorist-like events in the United States of America and abroad or military actions by the United States of America will not have a material adverse effect on our business, financial condition or results of operations.

Changes to existing accounting pronouncements or taxation rules or practices may affect how we conduct our business and affect our reported results of operations.

New accounting pronouncements or tax rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. A change in accounting pronouncements or interpretations or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Changes to existing rules and pronouncements, future changes, if any, or the questioning of current practices or interpretations may adversely affect our reported financial results or the way we conduct our business.

Risks relating to the offering

The liquidity of the Common Stock is uncertain; the limited trading volume of the Common Stock may depress the price of such stock or cause it to fluctuate significantly.

Although shares of the Common Stock are listed on Nasdaq, there has been a limited public market for the Common Stock and there can be no assurance that an active trading market for the Common Stock will develop.  As a result, you may not be able to sell your shares of Common Stock in short time periods, or possibly at all.  The absence of an active trading market may cause the price per share of the Common Stock to fluctuate significantly.

Substantial resales or future issuances of the Common Stock could depress our stock price.

The market price for the Common Stock could decline, perhaps significantly, as a result of resales or issuances of a large number of shares of the Common Stock in the public market or even the perception that such resales or issuances could occur, including resales of the shares being registered hereunder pursuant to the registration statement of which this prospectus is a part.  In addition, we have outstanding a substantial number of options, warrants and other securities convertible into shares of Common Stock that may be exercised in the future.  Certain holders of our securities, including with respect to shares of Common Stock issuable in exchange for warrants, have demand and piggy-back registration rights.  These factors could also make it more difficult for us to raise funds through future offerings of our equity securities.

You will incur substantial dilution as a result of certain future equity issuances.

We have a substantial number of options, warrants and other securities currently outstanding which may be immediately converted into shares of Common Stock.  To the extent that these options, warrants or similar securities are exercised or converted, or to the extent we issue additional shares of Common Stock in the future, as the case may be, there will be further dilution to holders of shares of the Common Stock.

Our issuance of preferred stock could adversely affect holders of Common Stock.

Our board of directors is authorized to issue series of preferred stock without any action on the part of our holders of Class A Common Stock. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our Common Stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our Common Stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our Common Stock, the rights of holders of our Common Stock or the price of our Common Stock could be adversely affected.

Provisions of our certificate of incorporation, Delaware law and the 2010 Note could make it more difficult for a third party to acquire us.

Provisions of our certificate of incorporation, as well as of Section 203 of the Delaware General Corporation Law (the “DGCL”), could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders.

Our certificate of incorporation authorizes the issuance of 15,000,000 shares of preferred stock.  The terms of our preferred stock may be fixed by the company’s board of directors without further stockholder action.  The terms of any outstanding series or class of preferred stock may include priority claims to assets and dividends and special voting rights, which could adversely affect the rights of holders of Common Stock.  Any future issuance(s) of preferred stock could make the takeover of the company more difficult, discourage unsolicited bids for control of the company in which our stockholders could receive premiums for their shares, dilute or subordinate the rights of holders of Common Stock and adversely affect the trading price of the Common Stock.   In addition, as described above in the risk factor titled “The acquisition restrictions contained in our certificate of incorporation and our Tax Benefit Preservation Plan, which are intended to help preserve our net operating losses, may not be effective or may have unintended negative effects,” the acquisition restrictions in our certificate of incorporation and the Tax Benefit Preservation Plan also contain mechanisms by which any person attempting to become a holder of 5% or more of our common stock may seek advance approval from our Board.

Under Section 203 of the DGCL, Delaware corporations whose securities are listed on a national securities exchange, like Nasdaq, may not engage in business combinations such as mergers or acquisitions with any interested stockholders, defined as an entity or person beneficially owning 15% or more of our outstanding common stock without obtaining certain prior approvals.  As a result of the application of Section 203, potential acquirers of the company may be discouraged from attempting to effect an acquisition transaction with the company, thereby depriving holders of the company’s securities of opportunities to sell or otherwise dispose of the securities at prices above prevailing market prices.

Under the 2010 Note, the holders of such note may require the Company to redeem all or a portion of the outstanding principal thereof upon a change in control.

We may not be able to maintain the listing of our Common Stock on NASDAQ, which may adversely affect the ability of purchasers of Class A Common Stock in this offering to resell their securities in the secondary market.

If the Company were unable to meet the continued listing criteria of Nasdaq and the Common Stock became delisted, trading of the Common Stock could thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or, if available, on the National Association of Securities Dealer’s (NASD) Electronic Bulletin Board. In such case, an investor would likely find it more difficult to dispose of, or to obtain accurate market quotations for, the Common Stock. In addition, the failure of our Common Stock to continue to be listed on the Nasdaq could adversely impact the market price for the Common Stock.

We have no present intention of paying dividends on our Common Stock.

We have never paid any cash dividends on our Common Stock and have no present plans to do so. In addition, under the terms of the 2010 Note, we are limited in our ability to pay cash dividends unless we obtain the written consent of the holders of the 2010 Note.

USE OF PROCEEDS

We will receive no proceeds from the sale of any of or all of the shares being offered by the selling security holders under this prospectus.

SELLING STOCKHOLDERS

The following table sets forth as of July 18, 2011, certain information with respect to the beneficial ownership of the Common Stock as to each selling stockholder listed below (collectively, the “Selling Stockholders”).

	Shares Beneficially Owned Prior to Offering		Shares which may be offered Pursuant to this Offering	Shares Beneficially Owned After Offering

Name	Number	Percent (a)	Number	Number (b)	Percent (a)
Douglas A. George 183 Cold Spring Rd. Avon, CT 06001	125,000	*	125,000	0	--
Connective Capital I Master Fund, Ltd. 385 Homer Avenue Palo Alto, CA 94301	154,800(c)	*	154,800	0	--
Connective Capital II Cayman Master Fund Ltd. 385 Homer Avenue Palo Alto, CA 94301	95,200(c)	*	95,200	0	--
Rvest Partners LP 525 East 4th Street Chattanooga, TN 37403	100,000(d)	*	100,000	0	--
Granite Point Capital LP 222 Berkeley Street, 19th Fl. Boston, MA 02116	117,300(e)	*	117,300	0	--
Granite Point Capital Master Fund, LP 222 Berkeley Street, 19th Fl. Boston, MA 02116	32,700(e)	*	32,700	0	--
Tiburon Opportunity Fund 13313 Point Richmond Beach Rd. NW Gig Harbor, WA 98332	350,000(f)	*	350,000	0	--
Iroquois Master Fund, Ltd. 641 Lexington Ave., 26th Fl. New York, NY 10022	166,250(g)	*	156,250	10,000	*
Trinad Capital Master Fund, Ltd. 4751 Wilshire Blvd, 3rd Fl. Los Angeles, CA 90010	651,210(h)	1.8%	312,500	338,710	*
Perry J. Radoff, P.C., Profit Sharing Plan/Perry J. Radoff, Trustee 4615 Southwest Freeway, Suite 730 Houston, TX 77027	400,000	1.1%	400,000	0	--
Bradley Louis Radoff 1177 West Loop South, Suite 1625 Houston, TX 77027	500,000	1.32%	500,000	0	--
L2 Opportunity Fund One Ferry Building, Suite 255 San Francisco, CA 94111	312,500(i)	*	312,500	0	--

Activation Media Partners, LLC 100 N. Crescent Drive, #250 Beverly Hills, CA 90210	312,500(j)	*	312,500	0	--
Federated Investors, Inc. Federated Investors Tower Pittsburgh, PA 15222-3779	4,422,787 (k)	11.9%	1,250,000	3,172,787	8.5%
Hart Family Irrevocable Trust Dtd 12/04/06 505 Fifth Avenue, Suite 1502 New York, NY 10017	120,000(l)	*	120,000	0	--

___________________
*	Less than 1%

(a)
Applicable percentage of ownership is based on 37,276,295 shares of Common Stock outstanding as of July 18, 2011 together with all applicable options, warrants and other securities convertible into shares of Common Stock for the named stockholder.  Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares.  Shares of Common Stock subject to options, warrants or other convertible securities exercisable within 60 days after July 18, 2011 are deemed outstanding for computing the percentage ownership of the person holding such options, warrants or other convertible securities, but are not deemed outstanding for computing the percentage of any other person.  Except as otherwise noted, the named beneficial owner has the sole voting and investment power with respect to the shares shown.

(b)	Assumes sale of all shares offered under this prospectus.
(c)	Robert Romero has voting and dispositive control over such Shares.
(d)	Robert S. Robbins has voting and dispositive control over such Shares.
(e)	Warren Lammert has sole dispositive control over such Shares, and Warren Lammert and David Bushley have shared voting control over such Shares.
(f)	Peter Bortel has voting and dispositive control over such Shares.
(g)
Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd. (“IMF”). Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager of IMF. As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by IMF. Notwithstanding the foregoing, Mr. Silverman and Mr. Abbe disclaim beneficial ownership.

(h)	Robert Ellin has voting and dispositive control over such Shares.
(i)	Russ Silvestri has voting and dispositive control over such Shares.
(j)	Samuel Englebardt has voting and dispositive control over such Shares.

(k)
Consists of (a) 767,000 shares beneficially held by Federated Kaufmann Small Cap Fund (“FKSCF”) and (b) 483,000 shares beneficially held by American Skandia Trust, Federated Aggressive Growth Portfolio(“ASTAG”). FKSCF is a portfolio of Federated Equity Funds, an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). ASTAG is a portfolio of Advanced Series Trust, an investment company registered under the Investment Company Act. ASTAG’s investment advisors are Prudential Investments LLC and AST Investment Services, Inc., which have delegated daily management of the fund’s assets to Federated Equity Management Company of Pennsylvania (“FEMCPA”), as sub-advisor. We refer to FKSCF and ASTAG collectively as the Federated Funds. The parent holding company of the advisors of each Federated Fund is Federated Investors Inc. The advisor of each Federated Fund is FEMCPA, which has delegated daily management of the fund’s assets to Federated Global Investment Management Corp. (“FGIMC”), as subadvisor. In the case of ASTAG, FEMCPA as sub-advisor, has delegated daily management of the fund’s assets to FGIMC as sub-sub-advisor. While the officers and directors of FEMCPA have dispositive power over the portfolio securities of each of the Federated Funds, they customarily delegate this dispositive power, and therefore the day-to-day dispositive decisions are made by the portfolio managers of each of Federated Funds. The portfolio managers disclaim any beneficial ownership of these securities. With respect to voting power, each of the Federated Funds has delegated the authority to vote proxies to FEMCPA. FEMCPA has established a Proxy Voting Committee to cast proxy votes on behalf of each of the Federated Funds in accordance with proxy voting policies and procedures approved by the applicable Federated Fund. Securities are held of record by Boathorn & Co. and Hare & Co. on behalf of FKSCF and ASTAG, respectively. FKSCF’s address is 4000 Ericsson Drive, Warrendale, Pennsylvania 15086-7561. ASTAG’s address is Gateway Center Three, 100 Mulberry Street, Newark, NJ 07102.

(l)	Robert Kramer is Trustee of such Selling Stockholder and has voting and dispositive control over such Shares.

No selling stockholder has held a position as a director or officer nor has had a material relationship with us or any of our affiliates, or our or their predecessors, within the past three years.

On July 7, 2011, the Company issued 4,338,750 shares of Common Stock in the Private Placement.  In connection with the Private Placement, we also agreed to register the resale of the shares of Class A Common Stock issued thereunder, resulting in the offering under this prospectus.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions.  These sales may be at fixed or negotiated prices.  The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the Purchasers of shares, from the Purchasers) in amounts to be negotiated.  The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the Purchasers.  Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this Registration Statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission.  If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act.  The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock.  The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the offered shares of the Common Stock has been passed on for us by Kelley Drye & Warren LLP, New York, New York.

EXPERTS

EisnerAmper LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2011, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on the report of EisnerAmper LLP, given on the authority of said firm as experts in accounting and auditing.

INDEMNIFICATION AGAINST LIABILITY UNDER THE SECURITIES ACT

We are permitted to indemnify to the fullest extent now or hereafter permitted by law, each director, officer or other authorized representative of the Company who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an authorized representative of the  Company, against all expenses (including attorneys’ fees and disbursements), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however that this provision shall not eliminate or limit the liability of a director to the extent that such elimination or liability is expressly prohibited by the Delaware General Corporation Law as in effect at the time of the alleged breach of duty by such director.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to any arrangement, provision or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

4,338,750 Shares

Class A Common Stock

PROSPECTUS

August 16, 2011